EXHIBIT 99.3


AMBEV                                              [GRAPHIC OMITTED] INTERBREW


                 AMBEV AND INTERBREW ESTABLISH INTERBREWAMBEV,
                          THE WORLD'S PREMIER BREWER


   COMBINATION FOCUSED ON GLOBAL FLAGSHIP BRANDS STELLA ARTOIS(registered),
               BECK'S(registered) AND BRAHMA RESHAPES INDUSTRY

     EXISTING MAJORITY SHAREHOLDER GROUPS WILL SHARE EQUAL BOARD SEATS ON
            BOARD OF INTERBREWAMBEV AND EQUAL VOTING ARRANGEMENTS
                   IN A COMBINED CORE SHAREHOLDING STRUCTURE

   FUNDACAO ANTONIO E HELENA ZERRENNER RETAINS ITS SHARES, RIGHTS AND LONG-
                           TERM COMMITMENT IN AMBEV


SAO PAULO AND LEUVEN, MARCH 3, 2004. Companhia de Bebidas das Americas (AmBev) (NYSE: ABV, ABVc; and Bovespa: AMBV4, and AMBV3) and Interbrew (Euronext:
INTB) today have agreed to a combination establishing InterbrewAmBev, the world's largest brewer with an unparalleled global platform that captures leadership positions in many of the world's most attractive markets. InterbrewAmBev will, on a 2003 pro forma basis, have a global market share of approximately 14%, combined revenue of (euro)9.5 billion (US$11.9 billion) and EBITDA of (euro)2.4 billion (US$3.0 billion). This platform, together with the combined group's enhanced financial strength, will enable InterbrewAmBev to leverage three global flagship brands Stella Artois, Beck's, and Brahma, while further strengthening specialty and local brands.

The groundbreaking transaction brings together Interbrew, the world's third largest brewer with sales in over 140 countries, and AmBev, the world's fifth largest brewer with approximately 65% of the Brazilian market and leadership positions throughout Latin America. AmBev is one of the best-managed, most profitable brewers in the world with industry leading margins and a return on equity of over 30%. AmBev is also a leading soft drinks bottler in the region. Interbrew has been delivering industry-best compounded EPS growth of 24.6% over the last ten years through an outstanding record of developing new positions and building leadership brands in key markets worldwide.

The formation of InterbrewAmBev will establish a top-tier performer in the global brewing industry, with the potential for the highest organic EBITDA growth of any major brewer. Interbrew and AmBev have estimated that the combined group can generate (euro)280 million (US$350 million) of annual synergies through a combination of technical, procurement, and other general and administrative cost savings, and commercial synergies including cross-licensing of existing brands. The transaction is expected to be earnings accretive to Interbrew shareholders as of 2006, post synergies and pre goodwill. For AmBev, the transaction is accretive in the first full year of combined operations.

InterbrewAmBev is poised to deliver industry-leading growth based on its key strengths. Upon completion of the combination, it will:

o Sell 215 million hectoliters (hL) in total volume, of which beer is 190 million hL and soft drinks is 25 million hL on a pro forma 2003 basis.
o Combine Interbrew's strength in Europe, Asia and North America with AmBev's unrivalled position in Latin America.
o    Rank number one or number two in more than 20 beer markets.
o    Enjoy a balanced mix of businesses in high growth and developed markets.
o Have the financial strength to extend its lead in the evolution of the global beer industry.


"Joining with AmBev, Latin America's leading brewer, and its world-class management team, is great news for our consumers, employees, distributors and shareholders. The combination preserves the best of both companies, while enhancing our profitability and prospects," said John Brock, Chief Executive Officer of Interbrew. "For Interbrew, it also represents an opportunity to enter some of the fastest growing beer markets in the world."

"This agreement offers AmBev a unique opportunity to combine with Interbrew and establish a truly global powerhouse, with strong positions in the world's best markets," said Marcel Herrmann Telles, Co-Chairman of AmBev. "A unified operation for the Americas, from Canada to Argentina, is a very exciting prospect. More broadly, we can now achieve our long-term goal of opening the world's largest markets for AmBev's brands."

Victorio Carlos de Marchi, President of Fundacao Antonio e Helena Zerrenner and AmBev Co-Chairman, said, "This is a groundbreaking combination that will strengthen the future of AmBev as the premier consolidator in the brewing sector in the Americas. This will benefit Brazil, as well as our customers, employees, and shareholders. It will secure the growth of AmBev's brands throughout the Americas and beyond."


SUMMARY OF THE AGREEMENT:

AmBev ordinary shares are currently held by three groups of stockholders:
Braco S.A., a Brazilian holding company for the current interests of a group of AmBev's controlling shareholders; Fundacao Antonio e Helena Zerrenner, a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents, and the outstanding public shareholders of AmBev. Interbrew is majority-owned by Stichting Interbrew, a Dutch foundation that represents the company's founding families.

o Interbrew will issue 141.7 million new Interbrew shares to the controlling shareholders of Braco S.A. in exchange for 100% of Braco. Braco S.A. and its 98.64% owned subsidiary ECAP together own 8.25 billion AmBev ordinary shares, representing a 52.8% voting interest in AmBev. Excluding the interest of the ECAP minorities, Interbrew will hold a 21.8% economic interest in AmBev as a result of this part of the transaction.
o AmBev will issue 9.5 billion AmBev ordinary shares and 13.8 billion preferred shares to Interbrew and assume debt of US$1.5 billion (including promissory notes of US$506 million) in exchange for Interbrew's wholly owned Canadian subsidiary Labatt, including its 30% interest in Femsa Cerveza SA de CV and its 70% interest in Labatt USA. Labatt will be merged into AmBev.
o In accordance with Brazilian corporate law, following closing, InterbrewAmBev will commence a Mandatory Tender Offer (MTO) for all remaining outstanding AmBev ordinary shares owned by the public.
o Fundacao Antonio e Helena Zerrenner will retain its shares in AmBev and has renewed and extended until 2019 its shareholders agreement with Braco S.A.
o    Both companies will retain their separate exchange listings.
o The transaction, which is subject to customary regulatory conditions and shareholder approval, has been unanimously recommended by the boards of both Interbrew and AmBev. It is expected to be completed by the second half of 2004.

MANAGEMENT STRUCTURE AND BOARD COMPOSITION

As evidenced by Interbrew's and AmBev's strong 2003 earnings announced today, both companies have strong management teams with highly complementary skills, giving the combined companies world-class competencies in consistently generating above-industry growth, in margin expansion through operating efficiencies and best-in-class cost management, in building international power brands, in creating highly efficient sales and distribution systems, and in effective and rapid integration of new businesses around the globe.

Pierre Jean Everaert will be appointed Chairman of InterbrewAmBev at the time of closing, and John Brock will be appointed Chief Executive Officer. InterbrewAmBev's board will be composed of four members appointed by the members of the existing Stichting Interbrew, four members appointed by the current Braco shareholders, and six independent directors.

The parties have formed a Convergence Committee to facilitate and oversee certain aspects of planning for, and post-closing implementation of, the transition of the parties' businesses and realization of the expected benefits of the transaction, to the extent consistent with applicable law. Among other things, the Committee will be responsible for the formation of a unified culture, the dissemination of best practices, designation of key appointments, establishment of an appropriate compensation scheme and the capture of synergies, all to take effect following the closing of the transaction. The Committee will be comprised of Marcel Herrmann Telles, Peter Harf, a non-executive director of Interbrew, and John Brock and will be chaired by Marcel Herrmann Telles.

The headquarters for InterbrewAmBev will be in Leuven, Belgium, and the headquarters for AmBev will be in Sao Paulo, Brazil. AmBev will have two Co-CEOs, one for North America and one for Latin America, both reporting to the AmBev Board based in Brazil. They will also be members of the InterbrewAmBev Executive Board of Management led by John Brock.

Operating with one unified vision, each unit will maintain its focus, while at the same time sharing best practices, capturing synergies and avoiding any duplication of resources where possible.


FINANCIAL HIGHLIGHTS

The combined enterprise expects to have market-leading growth in revenue and EBITDA. In 2003, the two companies would have had pro forma combined revenue of (euro)9.5 billion (US$11.9 billion), and pro forma combined EBITDA of
(euro)2.4 billion (US$3.0 billion).

Interbrew and AmBev have estimated that the combined group can generate
(euro)280 million (US$350 million) of annual synergies, including pre-tax cost savings of (euro)140 million (US$175 million) per annum by 2007 through a combination of technical, procurement, and other general and administrative cost savings, and commercial synergies of (euro)140 million (US$175 million) per annum (pre-tax by 2007), including more than 3 million hectoliters in sales from cross-licensing arrangements.

This structure creates strong combined financials with low pro forma leverage (as of 31 December, 2003) of 1.4x net debt to EBITDA and a balanced profile of hard currency and emerging markets cash flows. Management is committed to maintain this sound financial structure going forward.

OUTLOOK

Interbrew and AmBev believe that the transaction announced today places the combined company at the forefront of the industry, better positioned than any of its global competitors to take advantage of any and all future developments in the sector.

NOTE

US$ figures are translated to Euros at a rate of (euro)1 = US$1.25 unless otherwise stated.

INVESTOR AND ANALYST PRESENTATION
There will be two presentations today by Interbrew and AmBev to investors and analysts which will include additional financial information. The first and second presentation will be given today, 3 March 2004 at 09:00 CET and 14.00 CET respectively, at the International Press Centre in the Residence Palace, Rue de la Loi 155, 1040 Brussels, Belgium.

An additional presentation will be given to investors and analysts on Thursday, 4 March 2004 at 11:00am EST, at the St. Regis Hotel, Two East 55th Street, New York 10022.

WEBCAST / TELECONFERENCE
For those unable to attend in person, the presentation on 3 March at 09:00 CET will be webcast live on the Interbrew and AmBev websites, www.interbrew.com and www.ambev-ir.com.br with an interactive question and answer session. The recorded presentations will be available for replay on the companies' websites. The live presentation at 09.00 CET on 3 March can also be accessed via telephone in a listen-only mode, by dialing +44 1452-542-300, or 0845-245-3471 from the UK, or +1 706-634-5500 from the US. Dial-in details for the 14.00 CET presentation will be available on the companies' websites.

Those investors and analysts who are unable to attend the presentation on 4 March in New York can also access it via telephone in a listen-only mode by dialing +1 800-867-2186, in the US, and +1 785-832-0201 outside the US
(passcode E684).

PRESS CONFERENCE
There will be two presentations to the media today, 3 March 2004: At 11:00
(CET), at the International Press Centre in the Residence Palace, Rue de la Loi 155, 1040 Brussels, Belgium, and at 10:00 local time in Brazil at the Hilton Morumbi Hotel, Av. Das Nacoes Unidas 12.901, Sao Paulo, Brazil.

JOHN BROCK INTERVIEW
Interview with John Brock, CEO Interbrew, is available on www.interbrew.com and www.cantos.com in video, audio and text.

PHOTOS
Photos regarding the combination, management and company images are available for download by the media at www.interbrewstudio.com

INTERBREW CONTACTS
Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-5769 (or, for today only: +32-16-31-5863)
Email: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations

Tel: +32-16-31-5541
Email: patrick.verelst@interbrew.com

BRUNSWICK CONTACTS
Stanislas Neve de Mevergnies
Tel: +44-207-404-5959
Email : sneve@brunswickgroup.com

Steve Lipin
Tel: +1-212-333-3810
Email : slipin@brunswickgroup.com


AMBEV CONTACTS

Investor Relations Department:

Pedro Ferraz Aidar
Tel: (5511) 2122-1415
acpaidar@ambev.com.br

Fernando Vichi
Tel: (5511) 2122-1414
acfgv@ambev.com.br

Media:

Media in Brazil:

Maquina da Noticia
Equipe de Atendimento AmBev
Tel: (5511) 2122-1545
     (5511) 2122-1547

Media in US, Canada and Europe:

Andrew Merrill, Edelman
Tel: +1 212-704-7559
Email : Andrew.merrill@edelman.com

Richard Mahony, Edelman
Tel: +1 212-819-4807
Email : Richard.mahony@edelman.com



ABOUT INTERBREW
Interbrew is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's(registered), Stella Artois(registered), Leffe(registered), Hoegaarden(registered), Staropramen(registered) and Bass(registered) Ale. Interbrew employs nearly 50,000 people, running operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, Interbrew realized a net turnover of more than (euro)7 billion. For further information visit www.interbrew.com.


ABOUT AMBEV
AmBev is the world's fifth largest brewer and one of the best-managed, most profitable brewers in the industry with leading margins and a return on equity of over 30%. It has leading positions in the Brazilian market with approximately 65% of the beer market and 17% of the soft drink segment. AmBev is growing in other Latin American markets such as Argentina, Venezuela, Uruguay, Bolivia, Chile, Peru and Guatemala, and is expanding to Central America and the Caribbean. For further information, visit www.ambev-ir.com.br.


DISCLAIMER

Neither this press release nor any of the transactions referred to above constitutes an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

The securities that may be issued pursuant to the terms and conditions of the transactions referred to above have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), of the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transaction referred to above, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward looking statements reflecting the current views of the management of Interbrew and AmBev with respect to, among other things, InterbrewAmBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InterbrewAmBev to achieve these objectives and targets is dependent on many factors which are outside of management's control.

In some cases, words such as "believe", "intent", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

Neither Interbrew nor AmBev can assure you that the future results, level of activity, performance or achievements of InterbrewAmBev will meet the expectations reflected in the forward-looking statements.

PROPOSED TRANSACTION BETWEEN INTERBREW AND AMBEV


INTRODUCTION

Interbrew and AmBev today announced that they have entered into an agreement to create InterbrewAmBev, the world's premier brewer. The combined group will be the world's largest brewer by volume, with strong positions in the most attractive beer markets globally.

AmBev ordinary shares are currently held by three groups of stockholders:
Braco S.A., a Brazilian holding company; Fundacao Antonio e Helena Zerrenner, a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents, and the outstanding public shareholders of AmBev. Excluding treasury shares, AmBev has 15.6 billion ordinary shares outstanding representing a 100% voting interest and 41% economic interest. AmBev also has 22.3 billion non-voting preferred shares outstanding, representing a 59% economic interest. AmBev's common and preferred shares trade in both Brazil and in the U.S. as ADRs.

Stichting Interbrew, a Dutch foundation that represents the company's founding families, holds 65% of Interbrew. Interbrew's ordinary shares are traded on Euronext Brussels. Today, Interbrew has approximately 432 million ordinary shares outstanding.


TERMS AND STRUCTURE OF THE TRANSACTION

o Interbrew will issue 141.7 million new Interbrew shares to the controlling shareholders of Braco S.A. in exchange for 100% of Braco. Braco S.A. and its 98.64% owned subsidiary ECAP together own 8.25 billion AmBev ordinary shares, representing a 52.8% voting interest in AmBev. Excluding the interest of the ECAP minorities, Interbrew will hold a 21.8% economic interest in AmBev as a result of this part of the transaction.
o AmBev will issue 9.5 billion AmBev ordinary shares and 13.8 billion preferred shares to Interbrew and assume debt of US$1.5 billion (including promissory notes of US$506 million) in exchange for Interbrew's wholly owned Canadian subsidiary Labatt, including its 30% interest in Femsa Cerveza SA de CV and its 70% interest in Labatt USA. Labatt will be merged into AmBev.

Within six months following closing of the transactions outlined above and in accordance with Brazilian corporate law, Interbrew will commence a mandatory tender offer for all remaining outstanding shares of AmBev common stock not owned by Fundacao Antonio e Helena Zerrenner, at a price equal to 80% of the price implicit in the exchange of shares among Interbrew and Braco. Fundacao Antonio e Helena Zerrenner, which owns 3.8 billion AmBev ordinary shares, currently representing a 24.3% voting interest in AmBev, will retain its shares in AmBev and has renewed and extended until 2019 its shareholders agreement with Braco. Assuming full participation by the existing free float, Interbrew would acquire approximately 3.6 billion additional AmBev ordinary shares via the tender offer.

At that point, Interbrew would hold an 84.9% voting interest and a 57.5% economic interest in AmBev. AmBev will hold 100% of Labatt, together with a 30% interest in Femsa Cerveza and a 70% interest in Labatt USA.

The transaction is conditional upon customary regulatory conditions, such as competition clearances, and shareholder approval of both Interbrew and AmBev. Stichting Interbrew, Fundacao Antonio e Helena Zerrenner and Braco have all agreed to vote in favor of the transaction at the relevant shareholder meetings. Stichting Interbrew and Braco have entered into reciprocal lock-up agreements that will remain in effect until the transaction is closed. It is anticipated that the transaction will close in Q3 2004.

RATIONALE FOR THE TRANSACTION

AN UNPARALLELED GLOBAL PLATFORM

The combination of the two companies creates the world's largest brewer with pro forma beer sales of an estimated 190 million hL in 2003 representing approximately 14% of global consumption. InterbrewAmBev will have operations with complementary geographies and brand leadership in some of the most attractive markets in the Americas, Europe and Asia. The transaction creates a global platform for the combined group to develop its three global flagship brands, Brahma, a top ten brand worldwide, and the two fastest growing international brands, Stella Artois and Beck's.

InterbrewAmBev will rank number one or two in more than 20 markets globally including Brazil, Canada, Russia, Ukraine, and Germany. The combined company will reach six of the seven fastest growing markets, representing 77% of the expected global growth in industry volume.

Latin America is a strong growth area for the industry's global margin pool. The majority of such growth is anticipated to come from the top line through a combination of increased volume as a result of positive demographic trends in the region and enhanced segmentation of the industry as GDP per capita grows. As a result, the InterbrewAmBev combination provides a balanced mix of markets with strong volume growth including Brazil, Argentina, Russia, Ukraine and Central Europe and developed markets such as Germany, Canada, UK and Belgium where organic growth will be driven through market segmentation and increased efficiency.

FINANCIAL BENEFITS

InterbrewAmBev would have had pro forma (IFRS combined with US GAAP) 2003 combined revenues of (euro)9.5 billion (US$11.9 billion), and pro forma combined EBITDA of (euro)2.4 billion (US$3.0 billion).

On a pro forma basis for 2003, including Labatt Americas, AmBev would have had combined revenues of (euro)4,161 million (US$5,201 million) and EBITDA of
(euro)1,271 million (US$1,588 million).

Interbrew has a market capitalization of (euro)9,977 million based on a closing price of (euro)23.00 on 2 March, 2004. It has a consistent record of organic growth in volumes, net turnover and EBITDA. In 2003, these figures had increased to 98.7 million hL of reported volume, net turnover of (euro)7,044 million and EBITDA of (euro)1,498 million. AmBev has a market capitalization of US$10,149 million based on a closing price of US$26.25 per AmBev ADR on 2 March, 2004. In 2003 AmBev had net sales of (euro)2,502 million (US$3,130 million) and a gross profit of (euro)1,337 million (US$1,670 million) as well as EBITDA of (euro) 885 (US$1,100 million).

InterbrewAmBev will continue to have a strong balance sheet. As of 31 December, 2003, the combined net debt of Interbrew and AmBev would have been
(euro)3.3 billion. On this basis, InterbrewAmBev would have had a net debt to EBITDA ratio of 1.4 x 2003 EBITDA.

The transaction is expected to be earnings enhancing for InterbrewAmBev in 2007, before goodwill and after cost synergies net of implementation costs. After all synergies, net of implementation costs , it is expected to be accretive to earnings in 2006. For AmBev, the transaction is accretive in the first full year of combined operations.

Interbrew's existing dividend policy is to maintain a payout ratio of between 25% and 33% of net after-tax ordinary income (before goodwill amortization). AmBev will raise the minimum payout ratio from 27.5% of consolidated net income to 35% of consolidated net income.

COST SYNERGIES, BEST PRACTICES AND MANAGEMENT STRENGTHS

As evidenced by Interbrew's and AmBev's track record and 2003 earnings announced today, both companies have strong management teams with highly complementary skills, combining world-class competencies in brand building, sales and distribution systems, operating efficiencies, management compensation and incentives, integration of new businesses and low cost discipline.

Interbrew and AmBev together have estimated that the combined group can generate (i) approximately (euro)280 million (US$350 million) of annual synergies, including gross pre-tax cost savings of (euro)140 million (US$175 million) per annum by 2007 through a combination of technical, procurement, and other general and administrative cost savings, and (ii) gross pre-tax commercial synergies of (euro)140 million (US$175 million) per annum by 2007. Commercial synergies will be achieved through (a) applying AmBev's best practices in point of connection management to Interbrew's operations, particularly those in developing markets, and (b) through cross licensing of Beck's and Stella Artois in Brazil and Argentina, and of Brahma through the existing Interbrew platform.

Of the (euro)280 million estimated total synergies available by 2007,
(euro)110 million would be reflected in AmBev, which is partly owned by InterbrewAmBev, with (euro)230 million reflected in InterbrewAmBev. Interbrew and AmBev will also adopt best practices for management compensation and incentives across the combined group utilizing ROIC metrics, including EVA among others.


MANAGEMENT AND BOARD COMPOSITION

Pierre Jean Everaert will be appointed Chairman of InterbrewAmBev at the time of closing, and John Brock will be appointed Chief Executive Officer. InterbrewAmBev's board will be composed of four members appointed by the members of the existing Stichting Interbrew, four members appointed by the current Braco shareholders, and six independent directors.

The parties have formed a Convergence Committee to facilitate and oversee certain aspects of planning for, and post-closing implementation of, the transition of the parties' businesses and realization of the expected benefits of the transaction, to the extent consistent with applicable law. Among other things, the Committee will be responsible for the formation of a unified culture, the dissemination of best practices, designation of key appointments, establishment of an appropriate compensation scheme and the capture of synergies, all to take effect following the closing of the transaction. The Committee will be comprised of Marcel Herrmann Telles, Peter Harf, a non-executive director of Interbrew, and John Brock and will be chaired by Marcel Herrmann Telles.

Following completion of the transaction, Stichting Interbrew will be expanded to include the current Braco shareholders. At that time, Stichting Interbrew will hold 320 million Interbrew shares. Within Stichting Interbrew the two shareholder groups - the existing Interbrew founding families and the Braco shareholders - will have equal voting rights. Four Braco shareholders will join the InterbrewAmBev board of directors, alongside four existing Stichting Interbrew shareholders and six independent directors. Of the approximately 95 million (16.5%) additional Interbrew shares owned by members of the existing Interbrew founding families that will not be held in Stichting Interbrew, 72 million will be subject to a lock-up until 30 June, 2005 and the remainder will be subject to orderly marketing arrangements if they are sold.

The headquarters for InterbrewAmBev will be in Leuven, Belgium, and the headquarters for AmBev will be in Sao Paulo, Brazil. AmBev will have two Co-CEOs, one for North America and one for Latin America, both reporting to the AmBev Board based in Brazil. They will also be members of the InterbrewAmBev Executive Board of Management led by John Brock.

STOCK EXCHANGE LISTINGS

Following the combination, InterbrewAmBev shares (Euronext: INTB) will continue to maintain a Euronext Brussels listing. Preferred shares of AmBev (NYSE: ABV, and Bovespa: AMBV4) will continue to trade on the New York Stock Exchange and in Brazil. Within two years, InterbrewAmBev will complete an analysis of the possibility of a listing on the NYSE.

BACKGROUND ON THE TWO COMPANIES

          Interbrew controls operations in 21 countries across the Americas, Western Europe, Eastern Europe, and Asia Pacific, and has strategic minority stakes, license agreements, and export arrangements covering a further 140 countries. In 2003, Interbrew had pro forma volumes of 120 million hL. Interbrew's brand portfolio in each of the markets in which it operates combines a strong local brands platform with its global brands Stella Artois and Beck's; specialty brands Hoegaarden(registered) and Leffe(registered); and its multi-country targeted brands Bass(registered) Ale and Staropramen(registered). Strongest among Interbrew's domestic brands are:
Labatt(registered), Jupiler(registered), Tennent's(registered),
Hasseroder(registered), Franziskaner(registered), Spaten(registered),
OB(registered), Cass(registered), Klinskoye(registered), Sibirskaya Korona(registered) and Chernigivskoye Pivo(registered).

Interbrew's global growth strategy has been based on establishing a geographic footprint with a balanced exposure to developed markets and growth markets and a portfolio of international premium and specialty brands to achieve an overweighting in the real growth and profit segment of the future. Over the 10-year period ending in 2003 this strategy has enabled Interbrew to deliver compounded annual EPS (before amortization of goodwill) growth of 24.6%. It has generated significant organic growth in volumes, net turnover and EBITDA, and has used targeted acquisitions to secure positions in key markets and to acquire brands with global potential such as Beck's.

Interbrew ranks number one or number two in 15 countries, and now holds leading positions in Western and Eastern European countries including Germany, the United Kingdom, Belgium, Hungary, Russia and Ukraine, while having strong positions in South Korea, the South-Eastern provinces of China, Canada and the specialty segment in the US.

Labatt is one of Canada's two leading brewers with a market share of 43% on 2003 volumes of 9.7 million hL and an industry leading EBITDA margin of 31%. Labatt's brand portfolio in Canada includes Labatt Blue(registered), Kokanee(registered), Keith's(registered) and, under license, brews and distributes Budweiser, the fastest growing brand in Canada. In addition, in the premium and specialty segments, Stella Artois, Beck's and Hoegaarden all demonstrated strong growth in 2003.

AmBev, formed in 2000 by the merger of Brahma and Antartica, is the leading brewer in Brazil with a market share of approximately 65%. It also has significant market positions in a number of Latin American countries:
Argentina (77% market share), Uruguay (99%), Bolivia (99%) and Paraguay (94%). In addition, AmBev is rapidly expanding into other Latin American markets. Its major brands, Skol, Brahma and Antartica are all ranked among the top 20 in the world by volume. In the soft drinks sector, AmBev is the leading Pepsi bottler worldwide outside the U.S., and owns Guarana, one of the largest soft drink brands in the world.

AmBev has made a series of acquisitions and established green field investments and strategic alliances over the last two years that have allowed the company to capture leading market shares in other Latin American countries outside Brazil. In 2003, AmBev completed a strategic alliance with the Southern cone's top brewer, Quilmes. Through the combination of different steps related to the strategic alliance, AmBev now holds a 49.7% ownership stake in Quincy. Recently, AmBev has taken steps to develop positions in the brewing sector in countries such as Peru, Guatemala and the Caribbean, generally through using the distribution platform of the relevant Pepsi bottler.

AmBev's soft drink offering is the second largest in Brazil, with a 17.4% market share. By distributing soft drinks through its beer system AmBev achieves significant cost efficiencies. It distributes carbonated soft drinks as well as mineral water and isotonic sports drinks. In January 2002, it began producing, marketing and distributing the Guarana brand in Brazil.

ADVISORS

Lazard and Goldman Sachs International are acting as financial advisors to Interbrew, while Citigroup is acting as financial advisor to AmBev and Rinaldini & Co is acting as financial advisor to Braco S.A.

Lazard and Goldman Sachs International are acting for Interbrew and no one else in connection with the transaction and will not be responsible to anyone other than Interbrew for providing protections afforded to clients of Lazard and Goldman Sachs International, respectively, or for providing advice in relation to the transaction or any arrangement referred to in this press release.

DISCLAIMER

Neither this press release nor any of the transactions referred to above constitutes an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

The securities that may be issued pursuant to the terms and conditions of the transactions referred to above have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), of the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transaction referred to above, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward looking statements reflecting the current views of the management of Interbrew and AmBev with respect to, among other things, InterbrewAmBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InterbrewAmBev to achieve these objectives and targets is dependent on many factors which are outside of management's control.

In some cases, words such as "believe", "intent", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

Neither Interbrew nor AmBev can assure you that the future results, level of activity, performance or achievements of InterbrewAmBev will meet the expectations reflected in the forward-looking statements.

Financial metrics



                                            AMBEV                       INTERBREW        LABATT AMERICAS
                                                                                         (PRO FORMA) (2)
                                             2003                         2003                 2003

                            --------------------------------------- ----------------------------------------
                                  EURO(1)             R$                   EURO                EURO
                            (Millions unless     (Millions unless    (Millions unless    (Millions unless
                            stated otherwise )   stated otherwise)   stated otherwise   stated otherwise)
                            -------------------- ------------------ ------------------ ---------------------
NET TURNOVER                              2,502  8,684              7,044              1,659

EBITDA                                      885  3,072              1,498              386

PROFIT FROM OPERATIONS                      664  2,306              839                282

NET PROFIT FROM ORDINARY                    407  1,412              505
ACTIVITIES

NET PROFIT                                  407  1,412              505

EPS                                        10.7  37.23 (per         1.45
                                                 thousand shares)

DIVIDEND PER SHARE                          6.7  23.14 (per         0.35
                                                 thousand
                                                 ordinary shares)
                                                 25.45 (per
                                                 thousand
                                                 preferred shares)

ROIC                                      17.7%  17.7%              10.6%

NET CAPEX                                   273  945                595

CASH FLOW FROM OPERATIONS                   728  2,528              1,151

CASH INTEREST COVERAGE                    13.5X  13.5X              7.6X

NET FINANCIAL DEBT                          919  3,188              2.434

DEBT EQUITY RATIO                         0.74X  0.74X              0.52X





------------------------------------------------------------------------------
(1) Converted from R$ to (euro) as per the following:
Income Statement and Cash Flow items converted at the average exchange rates of R$3.0715/US$ and US$1.1329/(euro). Balance Sheet items converted at the 31 December, 2003 exchange rates of R$2.8892/US$ and US$1.2595/(euro).
(2) Represents businesses acquired by Ambev.